Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Six Months Ended June 30, 2010
Fixed Charges:
Interest cost and debt expense	$36,049
Interest allocable to rental expense (a)	1,216

Total	$37,265

Earnings:
Income before income tax expense	$93,981
Equity in income of 50 percent or less owned affiliated companies	(15,352)
Dividends received from 50 percent or less owned affiliated companies	8,857
Fixed charges	37,265
Interest capitalized	(1,964)
Amortization of previously capitalized interest	208

Total	$122,995

Ratio of Earnings to Fixed Charges	3.3

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.